UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934


              KINDER MORGAN ENERGY PARTNERS, L.P.
                        (Name of Issuer)


                          Common Units
                 (Title of Class of Securities)


                          494550-10-6
                         (CUSIP Number)


                      Kinder Morgan, Inc.
                   1301 McKinney, Suite 3400
                      Houston, Texas 77010
                  Attn:  Mr. Joseph Listengart
                         (713) 844-9500

              (Name, Address and Telephone Number
            of Person Authorized to Receive Notices
                      and Communications)

                        with a copy to:
                       Mr. David L. Ronn
                 Bracewell & Patterson, L.L.P.
                   South Tower Pennzoil Place
                711 Louisiana Street, Suite 2900
                   Houston, Texas 77002-2781
                          713-221-1352


                        January 20, 2000
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Sch edule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 494550-10-6                                 Page 2 of 8 Pages

                              SCHEDULE 13D
-------------------------------------------------------------------------
1       Name of Reporting Person; S.S. or IRS Identification
        Number

        Kinder Morgan, Inc.
-------------------------------------------------------------------------
2       Check the Appropriate Box If A Member of a Group
        (a) [   ]
        (b) [   ]
--------------------------------------------------------------------------
3       SEC Use Only
--------------------------------------------------------------------------
4       Source of Funds
        00
--------------------------------------------------------------------------
5       Check Box If Disclosure of Legal Proceedings Is Required
        Pursuant to Item 2(d) or 2(e)
        [  ]
--------------------------------------------------------------------------
6       Citizenship or Place of Organization

        Kansas
--------------------------------------------------------------------------
7       Sole Voting Power

        6,523,650
--------------------------------------------------------------------------
8       Shared Voting Power

        4,148,350 (1)
--------------------------------------------------------------------------
9       Sole Dispositive Power

        6,523,650
--------------------------------------------------------------------------
10      Shared Dispositive Power

        4,148,350 (1)
--------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting
        Person

        10,672,000
--------------------------------------------------------------------------
12      Check Box If the Aggregate Amount in Row (11) Excludes
        Certain Shares

        [   ]
--------------------------------------------------------------------------
13      Percent of Class Represented by Amount in Row (11)

        18.0%
--------------------------------------------------------------------------
14      Type of Reporting Person

        CO
--------------------------------------------------------------------------
(1) See Item 5.

                    STATEMENT ON SCHEDULE 13D

     Introductory Note: All information herein with respect to Kinder Morgan, Inc. is to the best knowledge and belief of the Reporting Person, as defined herein.


Item 1. Security and Issuer.

  This Statement on Schedule 13D relates to the common units ("Common Units"), of Kinder Morgan Energy Partners, L.P., a Delaware limited partnership ("Issuer"), whose principal executive offices are located at 1301 McKinney, Suite 3400, Houston, Texas 77010.

Item 2. Identity and Background.

  This Statement is filed by Kinder Morgan, Inc., a Kansas corporation (the "Reporting Person").

  The address of the principal offices of the Reporting Person is 1301 McKinney, Suite 3400, Houston, Texas 77010.

  Information relating to the directors and executive officers of each of the Reporting Person is contained in Appendix A attached hereto and is incorporated herein by reference.

  None of the Reporting Person or, to the undersigned's knowledge, any person listed on Appendix A hereto, has been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

  On December 30, 1999, the Issuer entered into a Contribution Agreement (the "Contribution Agreement") among the Issuer, Kinder Morgan G.P., Inc., a Delaware corporation, an indirect subsidiary of the Reporting Person and the sole general partner of the Issuer ("KMGP"), the Reporting Person, KN Gas Gathering, Inc., a Colorado corporation and a wholly-owned subsidiary of the Reporting Person ("KNGG"), and Natural Gas Pipeline Company of
America, a Delaware corporation and an indirect wholly-owned subsidiary of the Reporting Person ("NGPL"). On January 20, 2000, pursuant to the Contribution Agreement that was effective as of December 31, 1999 the Issuer issued an aggregate of 9,810,000 Common Units to the Reporting Person, KNGG and NGPL, in exchange for their contribution to the Issuer of (i) all of the Reporting Person's interest in Kinder Morgan Interstate Gas Transmission LLC, a
Colorado limited liability company, (ii) all of KNGG's interest in Red Cedar Gathering Company, a Colorado general partnership;
and (iii) all of NGPL's interest in Kinder Morgan Trailblazer, LLC, a Delaware limited liability company.

  On October 7, 1999, the Reporting Person consummated its acquisition of Kinder Morgan, Inc., a Delaware corporation ("KM-Delaware"), pursuant to the Agreement and Plan of Merger dated July 8, 1999, as amended, among the Reporting Person, Rockies Merger Corp., a Delaware corporation and wholly-owned subsidiary of the Reporting Person, and KM-Delaware (the "Merger"). Among other things, KMGP became an indirect subsidiary of the Reporting Person pursuant to the Merger. KMGP presently owns 862,000 Common Units of the Issuer which KMGP acquired prior to the Merger.

Item 4. Purpose of the Transaction.

  The Reporting Person holds Common Units as reported herein for the purpose of investment. The Reporting Person has no present plan or proposal with respect to any action that would relate to or result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D. The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change its intentions regarding, any or all of the foregoing.

Item 5.  Interest in Securities of the Issuer.

  (a) As set forth herein, the Reporting Person has direct beneficial ownership of 6,523,650 Common Units. Since KNGG and
NGPL are direct or indirect wholly-owned subsidiaries of the Reporting Person, the Reporting Person may be deemed to have an indirect beneficial ownership in the 2,393,640 and 892,710 Common Units owned by KNGG and NGPL, respectively. Since KMGP is also an indirect subsidiary of the Reporting Person, the Reporting Person may also be deemed to have an indirect beneficial ownership interest in the 862,000 Common
Units owned by KMGP.

        Consequently, the Reporting Person has a combined direct and indirect beneficial ownership of 10,672,000 Common Units, which represent approximately 18.0% of the outstanding Common Units, based upon (i) the number of Common Units outstanding as of November 8, 1999, as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999, plus (ii) the additional 9,810,000 Common Units issued as part of the Contribution Agreement. The directors and executive officers of the Reporting Person disclaim any beneficial ownership of the Common Units owned by the Reporting Person, KNGG, NGPL or KMGP.

  (b) As set forth herein, the Reporting Person has sole voting and dispositive power over the 6,523,650 Common Units that it beneficially owns directly. KNGG and NGPL have sole voting and sole dispositive power over the 2,393,640 and 892,710 Common
Units owned by KNGG and NGPL, respectively. However, the Reporting Person does have the indirect power to vote or direct the vote of, or dispose or direct the disposition of, Common
Units owned by KNGG or NGPL, or to dispose or direct the disposition of, or receive or direct the receipt of, dividends with respect to such Common Units deemed to be beneficially owned by KNGG or NGPL. The Reporting Person has that power since it is the sole stockholder of KNGG and the ultimate parent of NGPL and due to the Reporting Person's power to elect the Board of Directors of KNGG and NGPL, all of whom are currently officers of the Reporting Person.

        KMGP has sole voting and sole dispositive power over the 862,000 Common Units that it owns. Neither the Reporting Person, KM-Delaware, the directors, nor the executive officers of the Reporting Person or KM-Delaware individually have the power to vote or direct the vote of, or dispose of direct the disposition of, Common Units owned by KMGP, or to dispose or direct the disposition of, or receive or direct the receipt of, dividends with respect to such Common Units deemed to be beneficially owned by KMGP. As the sole stockholder of KM-Delaware which is the sole stockholder of KMGP, the Reporting Person indirectly has the power to elect the Board of Directors of KMGP. However, all decisions regarding Common Units owned by KMGP are within the exclusive authority of the Board of Directors of KMGP.

  (c) The Reporting Person has not effected any transactions in shares of Issuer Common Units in the past 60 days other than as indicated herein.

  (d) Neither the Reporting Person, KM-Delaware, the directors, nor the executive officers of the Reporting Person or KM-Delaware have the power to dispose or direct the disposition of, or receive or direct the receipt of, dividends with respect to Common Units deemed to be beneficially owned by KNGG, NGPL or KMGP.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person, KNGG, NGPL, or KMGP, or between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

  None.

                           SIGNATURES


  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: January 28, 2000             Kinder Morgan, Inc.



                           By: /s/Joseph Listengart
                              -----------------------------
                                Joseph Listengart
                                Vice President and General Counsel

                           APPENDIX A

       INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                OFFICERS OF KINDER MORGAN, INC.

  Directors and Executive Officers of the Reporting Person. Set forth below are the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of the Reporting Person. The principal address of the Reporting Person and, unless otherwise indicated below, the current business address for each individual listed below is 1301 McKinney, Suite 3400, Houston, Texas 77010. Unless otherwise indicated, each such person is a citizen of the United States.


Name                  Present Principal Occupation and Position

Richard D. Kinder     Mr. Kinder is a Class I Director,
                      Chairman of the Board of Directors and
                      Chief Executive Officer of the Reporting
                      Person.  Mr. Kinder's present principal
                      occupation is as the foregoing and as
                      Director, Chairman and Chief Executive
                      Officer of Kinder Morgan G.P., Inc.
                      ("KMGP").

William V. Morgan     Mr. Morgan is a Class III Director, Vice
                      Chairman of the Board of Directors and
                      President of the Reporting Person.  Mr.
                      Morgan's present principal occupation is as the foregoing and as Director, Vice
                      Chairman, and President of KMGP.

Edward H. Austin,     Mr. Austin is a Class I Director of the
Jr.                   Reporting Person.  Mr. Austin's principal
112 East Pecan,       occupation is as executive vice president
Suite 2800            Austin, Calvert & Flavin, Inc., an investment
San Antonio, TX       advisory firm based in San Antonio,
78205-1531            Texas.


William J. Hybl       Mr. Hybl is a Class I Director of the
10 Lake Circle        Reporting Person.  Mr. Hybl's principal
Colorado Springs, CO  occupation is as Chairman of the Board of
80906                 Directors, Chief Executive Officer and
                      Trustee of El Pomar Foundation, a
                      charitable foundation based in Colorado
                      Springs, Colorado.  Mr. Hybl is also Vice
                      Chairman and Director of the Board of
                      Directors of Broadmoor Hotel, Inc., based in Colorado Springs, Colorado. Mr. Hybl is also a director of USAA, an insurance company based in San Antonio, Texas, and FirstBank Holding Co. of Colorado.

Charles W. Battey     Mr. Battey is a Class II Director of the
7500 W. 110th Street  Reporting Person. Mr. Battey's principal occupation
Overland Park, KS     is as an independent consultant and an active
66210-2329            community volunteer based in Kansas.


H. A. True, III       Mr. True is a Class II Director of the
P.O. Box 2360         Reporting Person.  Mr. True's principal
895 West River Cross  occupation is as a partner of the True
Road                  Companies, which are involved in energy,
Casper, WY   82601    agriculture and financing , and are based
                      in Casper, Wyoming.

Stewart A. Bliss      Mr. Bliss is a Class III Director of the
370 17th St., Suite   Reporting Person.  Mr. Bliss's principal
2500                  occupation is as Financial Consultant and
Denver, CO  80202     Senior Business Advisor in Denver,
                      Colorado.  Mr. Bliss is also a Board
                      Member of the Colorado State Board of
                      Agriculture, a Director of MACTEC and a
                      Director of Dominion Capital Industrial
                      Bank.

Edward Randall, III   Mr. Randall is a Class III Director of
5851 San Felipe,      the Reporting Person.  Mr. Randall's
Suite 850             principal occupation is as a private
Houston, TX   77057   investor.  Mr. Randall is also a director
                      of Paine Webber Group, Inc. and Enron Oil
                      & Gas Company.

Fayez Sarofim         Mr. Sarofim is a Class II Director of the
909 Fannin Street,    Reporting Person.  Mr. Sarofim's
Suite 2907            principal occupation is as President and
Houston, TX 77010     Chairman of the Board of Fayez Sarofim &
                      Co., an investment advisory firm he
                      founded in 1958.  Mr. Sarofim is also a
                      director of Argonaut Group, Inc.,
                      Unitrin, Inc. and Imperial Holly
                      Corporation.

Ted A. Gardner        Mr. Gardner is a Class I Director of the
One First Union       Reporting Person.  Mr. Gardner's
Center, 5th Fl.       principal occupation is as a Managing
301 College Street    Partner of First Union Capital Partners
Charlotte, NC  28288- and a Senior Vice President of First
0732                  Union Corporation since 1990.

C. Park Shaper        Mr. Shaper is Vice President and Chief
                      Financial Officer of the Reporting
                      Person.  Mr. Shaper's present principal
                      occupation is as the foregoing and as
                      Vice President, Chief Financial Officer, and Treasurer of KMGP.

Michael C. Morgan     Mr. Morgan is Vice President-Strategy and
                      Investor Relations, Assistant Secretary
                      and Assistant Treasurer of the Reporting
                      Person.  Mr. Morgan's present principal
                      occupation is as the foregoing and as
                      Vice President of KMGP.

David G. Dehaemers,   Mr. Dehaemers is Vice President-Corporate
Jr.                   Development of the Reporting Person.  Mr.
                      Dehaemers' present principal occupation
                      is as the foregoing and as Vice President of KMGP.

William V. Allison    Mr. Allison is Vice President of the
                      Reporting Person. Mr. Allison's present principal occupation is as the foregoing and as Vice President of KMGP.

James E. Street       Mr. Street is Vice President - Human
                      Resources and Administration of the
                      Reporting Person.  Mr. Street's present
                      principal occupation is as the foregoing and as Vice President - Human Resources and Administration of KMGP.

Joseph Listengart     Mr. Listengart is Vice President, General
                      Counsel and Secretary of the Reporting
                      Person.  Mr. Listengart's present
                      principal occupation is as the foregoing and as Vice President, General Counsel and Secretary of KMGP.